

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02022913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3 76 0 /

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

F/ 5/31/02

REPORT FOR THE PERIOD BEGINNING   04/01/01   AND ENDING   03/31/02
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Profunds Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus   OH   43219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Groh   215-542-2538
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 5 2002

THOMSON *P*
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeff Groh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profunds Distributors, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

_____
Signature

Senior Vice President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Profunds Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Profunds Distributors, Inc. (formerly known as Concord Financial Group, Inc.) (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") as of March 31, 2002, and the results of its operations, changes in stockholder's equity and its cash flows for the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2002

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of March 31, 2002

Assets	
Investments	$ 438,510
Distribution fees receivable	200,000
Total assets	$ 638,510
Liabilities and Stockholder's Equity	
Liabilities	
Accrued liabilities	$ 214,474
Payable to affiliate	3,046
Total liabilities	217,520
Stockholder's Equity	
Preferred stock, $900 par and liquidation value per share (1,000 shares authorized, 688 shares issued and outstanding)	619,200
Common stock, $1 par value per share (1,000 shares authorized, 820 shares issued and outstanding)	820
Additional paid-in capital	37,905
Accumulated deficit	(236,935)
Total stockholder's equity	420,990
Total liabilities and stockholder's equity	$ 638,510

The accompanying notes are an integral part of these financial statements.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year Ended March 31, 2001

Revenues

Distribution fees	$ 1,873,692
Interest income	7,606
Total revenues	1,881,298

Expenses

Distribution fees	1,873,692
Intangible tax	12,287
Total expenses	1,885,979
Net loss before taxes	(4,681)
Income taxes	(733)
Net loss	$ (3,948)

The accompanying notes are an integral part of these financial statements.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2002

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at March 31, 2001	$ 619,200	$ 820	$ 1,148,855	$ (232,987)	$ 1,535,888
Capital distribution to parent	-	-	(1,110,950)	-	(1,110,950)
Net loss	-	-	-	(3,948)	(3,948)
Balance at March 31, 2002	$ 619,200	$ 820	$ 37,905	$ (236,935)	$ 420,990

The accompanying notes are an integral part of these financial statements.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended March 31, 2002

Cash flows from operating activities	
Net loss	$ (3,948)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in distribution fees receivable	(155,000)
Decrease in receivable from affiliate	1,018,446
Increase in accrued liabilities	156,012
Increase in payable to affiliate	3,046
Net cash provided by operating activities	1,018,556
Cash flows from investing activities	
Decrease in investments	92,394
Net cash provided by investing activities	92,394
Cash flows from financing activities	
Capital distribution to parent	(1,110,950)
Net cash used for financing activities	(1,110,950)
Net change in cash	-
Cash at March 31, 2001	-
Cash at March 31, 2002	$ -

The accompanying notes are an integral part of these financial statements.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
As of March 31, 2002

1. Organization

Profunds Distributors, Inc. (formerly known as (Concord Financial Group, Inc.) (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company serves as distributor and underwriter of the ProFunds (the "Funds"), and as a result, substantially all the Company's revenues are earned from the Funds. The Company receives distribution fees, which are determined based on the average daily net assets of the Funds and are accrued monthly.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Investments
Investments include commercial paper with original maturity of 270 days or less and 3,300 shares of NASD stock. The carrying value of the Company's investments approximate their fair values at March 31, 2002.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company. Based on a tax-sharing agreement, BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences.

Revenue Recognition
The Company recognizes distribution fees and interest income on an accrual basis, as earned.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
As of March 31, 2002

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At March 31, 2002, the Company had net capital under the Rule of $216,058, which was $201,556 in excess of its minimum required net capital of $14,502. The Company's ratio of aggregate indebtedness to net capital at March 31, 2002 was 1.01 to 1.

4. Related-Party Transactions

During the fiscal year ended March 31, 2002, BISYS provided various services to the Company such use of office facilities, equipment, personnel and other administrative services. In addition, the administrator for the Funds, an affiliate, incurred distribution-related expenses on the Company's behalf. The affiliate did not charge an administrative service fee for these services.

The Company distributed excess capital of $1,110,950 to BISYS during the current fiscal year.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Computation of Net Capital Under SEC Rule 15c3-1
As of March 31, 2002

Total stockholder's equity from statement of financial condition		$ 420,990
Deductions		
Nonallowable assets		
Distribution fees receivable	$ 200,000	
Investments	3,300	203,300
Haircut on investments		1,632
Net capital		216,058
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		14,502
Excess net capital		$ 201,556
Total aggregate indebtedness		$ 217,520
Percentage of aggregate indebtedness to net capital		101%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of March 31, 2002.

Profunds Distributors, Inc.
(Formerly known as Concord Financial Group, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
As of March 31, 2002

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (K)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

**Report of Independent Accountants on Internal Control
Pursuant to SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Profunds Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Profunds Distributors, Inc. (formerly known as Concord Financial Group, Inc.) (a wholly owned
subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended March 31, 2002, we
considered its internal control, including control activities for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
    3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
    securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 16, 2002